UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NEWLEAD HOLDINGS LTD.
Full Name of Registrant

Former Name if Applicable

83 Akti Miaouli & Flessa Str.
Address of Principal Executive Office (Street and Number)

185 38 Piraeus Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NewLead Holdings Ltd. (the “Registrant”) has been unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2012, on a timely basis, without unreasonable effort or expense, due to the complexity of the Registrant’s recent entry into the commodities business, principally coal and nickel. The Registrant recently entered into the commodities business outside of the shipping industry through: (i) supply and purchase agreements of coal; (ii) agreements to acquire title and mineral excavation rights to land in Kentucky, USA and to acquire ownership and leasehold interests in Tennessee, USA containing coal and natural gas and other natural resources and (iii) receipt of a capital contribution of nickel wire in exchange for common shares of the Registrant. The Registrant intends to incorporate the Securities and Exchange Commission’s disclosure requirements relating to filers who are engaged or to be engaged in significant mining operations. The Registrant intends to file its annual report on Form 20-F no later than the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Antonis Bertsos, Chief Financial Officer	+30 213	014 8103
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that net loss for the year ended December 31, 2012 will be at least 40% higher than net loss for the same period in 2011, primarily due to the results of the Registrant’s restructuring transactions and shares issued in connection with the settlement of outstanding liabilities. These results were partially offset by the impairment losses related to vessels and goodwill that were recognized during the year ended December 31, 2011. The expected net loss is subject to change as the Registrant is still in process of completing the annual financial statements.

NewLead Holdings Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2013	By:	/s/ Michail Zolotas
Michail Zolotas Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.